April 13, 2016
BY EDGAR SUBMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Ms. Melissa Raminpour, Branch Chief

Re:     Cimpress N.V.
Form 10-K for the Fiscal Year Ended June 30, 2015
Response dated March, 17 2016
File No. 000-51539
Ladies and Gentlemen:
Cimpress N.V. (“Cimpress” or the “Company”), submits this letter in response to the comments regarding the above referenced filing contained in your letter dated April 4, 2016. For your reference, the comments are reproduced in italics with our response set forth below in standard type.
Form 10-K for the Fiscal Year Ended June 30, 2015
Financial Statements
Note 14, Income Taxes, page 82

1.
We have reviewed your response to prior comment number 2. Please give consideration to disclosing in your MD&A or financial statement notes, a discussion of the foreign tax jurisdictions that significantly impacted your effective tax rate, including the statutory rate and the amount of income tax expense related to those jurisdictions for each year presented. Also, where there is significant non-U.S. pre-tax income with no (or an insignificant amount) of income tax expense, please consider disclosing the amount of foreign pre-tax income for such countries and the reasons why no income tax expense/(benefit) would be applicable.

Response:

We acknowledge the Staff's comment and, beginning with our Form 10-K for the year ending June 30, 2016 and in future annual filings, we will include clarifying language below the table that provides a reconciliation of the U.S. federal statutory rate and our effective tax rate. An illustrative example follows:

Our effective tax rate for all periods presented is below the U.S. federal statutory rate of 35% primarily as a result of the majority of our pretax income being earned in jurisdictions outside the U.S. where the applicable tax rates are lower than the U.S. federal statutory rate. The jurisdictions that have the most significant impact to our non-U.S. tax provision include Australia, Canada, Italy, the Netherlands, Spain and Switzerland. The applicable tax rates in these jurisdictions range from 10% - 30%. The total tax rate benefit from operating in non-U.S. jurisdictions is included in the line “Tax rate differential on non-U.S. earnings” in the above tax rate reconciliation table.

For the year ended June 30, 2015, our effective tax rate is 10.5% as compared to the prior year effective tax rate of 18.7%. The main causes for this decrease are higher tax benefits in fiscal 2015 related to the transfer of intellectual property described in further detail below, combined with an increase in our consolidated pre-tax income and a more favorable geographical mix of earnings as compared to fiscal 2014.

On October 1, 2013, we made changes to our corporate entity operating structure, including transferring our intellectual property among certain of our subsidiaries, primarily to align our corporate entities with our evolving operations and business model. The transfer of assets occurred between wholly owned legal entities within the Cimpress group that are based in different tax jurisdictions. As the impact of the transfer was the result of an intra-entity transaction, any resulting gain or loss and immediate tax impact on the transfer is eliminated and not recognized in the consolidated financial statements under U.S. GAAP. The transferor entity recognized a gain on the transfer of assets that was not subject to income tax in its local jurisdiction; however, our subsidiary based in Switzerland was the recipient of the assets and, in accordance with Swiss tax law, the fair market value of the assets at the date of transfer is being amortized over five years. The tax benefit associated with the amortization of the intellectual property was $13,426 and $10,535 in fiscal years 2015 and 2014, respectively. The tax benefit associated with this transaction is included in the line “Net tax (benefit) expense on intellectual property transfer” in the above tax rate reconciliation table.

The benefits to the fiscal 2015 tax rate described above were partially offset by the impact of greater losses incurred in fiscal 2015 as compared to fiscal 2014 in certain jurisdictions (mainly Brazil, India, Japan and the Netherlands) where we are unable to recognize a tax benefit. For the year ended June 30, 2014, we recognized a loss on our investment in Namex for which there was no tax benefit and this adversely impacted the effective tax rate for fiscal 2014.

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please do not hesitate to contact me at your convenience at 781.652.6887. Alternatively, please feel free to contact Lawrence Gold, Senior Vice President and General Counsel of Cimpress, at 781.652.6541.
Very truly yours,
/s/ Sean E. Quinn
Sean E. Quinn
Senior Vice President and Chief Financial Officer
cc: Lawrence A. Gold, Esq.